novozymes®

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH, D.C. 155 SECTION

20/06/2003


03024256

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press releases nos. 15, 16, sent to the Copenhagen Stock Exchange

In June 2003.

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock exchange announcement

June 20, 2003


novozymes
SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH. D.C.
155
SECTION

Novozymes A/S

Holding of Novozymes shares by insiders

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes hereby reports the following:

	Holding of shares Nos. As per May 7, 2003	Holding of shares Nos. As per June 20, 2003	Market value of the total shareholding DKK As per June 20, 2003
Board of Directors	19,235	18,235	3,300,535
Management	84,587	86,372	15,633,332
All insiders, Total	135,456	136,365	24,682,065

Contact persons

Press and media:

Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Nicolai Kampmann
Tel. (direct): +45 4442 4161

Equity analysts and investors:

Michael Steen-Knudsen
Tel. (direct): +45 4442 6048

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and microorganisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com

Novozymes A/S
Stakeholder Communications
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
Internet:
www.novozymes.com
CVR number:


novozymes
SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. 155 SECTION

Stock exchange announcement

23 June 2003

Novozymes A/S acquires US-based Roots

Novozymes has acquired most of the activities in Roots, Inc. - a leading US company marketing biological care products for turf and other plants. With this acquisition Novozymes will strengthen its position within microorganisms and other biological products for professional plant care.

Roots has its headquarters in Kansas City, USA, and manufactures biologically based products used for golf courses and sports facilities and by landscape gardeners. In 2002 the company achieved turnover of approx. DKK 50 million. After the acquisition Roots will become an integral part of Novozymes Biologicals in Virginia, USA.

Ted Melnik, President of Novozymes Biologicals, says, "Roots will give us new opportunities to achieve a critical mass within plant care. With this acquisition we will obtain a wider product range and significantly enhance our distribution in both the USA and Europe. At the same time we will acquire a granulation plant, and we also expect major synergies on the product development side."

Novozymes covers three product areas within microorganisms: Cleaning, wastewater treatment and plant care. The latter area is really beginning to take off with the acquisition of Roots. Novozymes' growth strategy for microorganisms is partly based on market expansion outside the USA and partly on development of new product areas.

Since the first acquisition in July 2001, Novozymes has built up the business area microorganisms for industrial use through acquisitions of a number of small US companies producing microorganisms for e.g. cleaning, wastewater treatment and plant care. Like Novozymes' other products, all these products are biologically based and thus present an alternative or a supplement to the use of traditional chemicals.

In order to support its growth strategy, Novozymes will continue to acquire companies which strategically fit in with Novozymes' objectives, match Novozymes' technological base, e.g. within fermentation technology, match or could match Novozymes' profitability level and have a size which makes it easy to integrate them with Novozymes.

Outlook for 2003

The acquisition is expected to have a negative impact on Novozymes Biologicals' operating profit, partly as a result of the expected integration costs and partly due to seasonality in the plant care business. For the whole Novozymes Group, sales are expected to be affected positively by DKK 10-15 million, while the impact on the operating profit will be slightly negative. According to agreement with the seller the acquisition sum will not be disclosed.

Novozymes A/S
Stakeholder Communications
2003-18712-01
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Phone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Contact persons

Press and media:
Eva Louise Holm Petersen
Tel. (direct): +45 4442 3338

Nicolai Kampmann
Tel. (direct): +45 4442 4161

Equity analysts and investors:
Michael Steen-Knudsen
Tel. (direct): +45 3079 6048

Thomas Kudsk Larsen
Tel. (direct): +45 4442 5969

Novozymes A/S is a biotech-based world leader in enzymes and microorganisms for industrial use. Novozymes also applies its core competences in selected pharmaceutical areas. Headquartered in Denmark, Novozymes employs more than 3,700 people. Novozymes is represented in 27 countries and sells enzymes and micro organisms in more than 130 countries. The company's B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S Krogshoejvej 36 Phone: Internet: